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                  VAN KAMPEN OHIO VALUE MUNICIPAL INCOME TRUST

                               CUSIP - 921-12W-200

                        NOTICE OF PROPOSED REORGANIZATION



                  NOTICE IS HEREBY GIVEN that VAN KAMPEN OHIO VALUE MUNICIPAL INCOME TRUST ("Ohio Value Municipal Income Trust") is scheduled to reorganize into VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST (the "Acquiring Fund") after the close of business on October 7, 2005.

                  The Acquiring Fund currently has one series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have two series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS and (ii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series B APS") in exchange for Ohio Value Municipal Income Trust's existing auction preferred shares ("Ohio Value Municipal Income Trust APS"). One share of Acquiring Fund Series B APS will be issued in exchange for each share of Ohio Value Municipal Income Trust APS, so that the liquidation preference for Acquiring Fund Series B APS will be $25,000 per share. The number of days in the regular dividend period for Acquiring Fund Series B APS will remain the same as the existing Ohio Value Municipal Income Trust APS (i.e., an auction for Acquiring Fund Series B APS will occur every seven days, unless the Acquiring Fund declares a special dividend period).

                  The previous auction for Ohio Value Municipal Income Trust APS occurred on September 30, 2005. On October 7, 2005, holders of Ohio Value Municipal Income Trust APS will receive a dividend representing the five day period from October 3, 2005 through October 7, 2005. The initial dividend rate for the Acquiring Fund Series B APS will be the rate as determined at the September 30, 2005 auction for Ohio Value Municipal Income Trust APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series B APS, which is expected to be on October 7, 2005 (i.e., 7 days after September 30, 2005).

                  The foregoing does not constitute an offer of any securities for sale. The proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.



                                       VAN KAMPEN OHIO VALUE MUNICIPAL INCOME
                                       TRUST


Dated:  September 30, 2005             By: /s/ PHILLIP G. GOFF
                                         ---------------------
                                           Phillip G. Goff
                                           Chief Financial Officer and Treasurer